UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

EasyLink Services International Corporation
--------------------------------------------------------
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------
(Title of Class of Securities)

277858106
-----------------
(CUSIP Number)

May 19, 2009
-----------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)**

☐Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The Reporting Person has previously filed a Schedule 13D, as amended, related to its beneficial ownership of Class A Common Stock, par value $0.01 per share (“Common Stock”), of EasyLink Services International Corporation.  As permitted by Rule 13d-1(h), the Reporting Person hereby converts its Schedule 13D to a Schedule 13G.

Page 1 of 7 Pages

CUSIP No. 277858106	13G

1) NAMES OF REPORTING PERSONS		JGD Management Corp.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
(a) ☐
(b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF	5) SOLE VOTING POWER	2,597,657*
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	2,597,657*
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON		2,597,657*

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)		☒

(Excludes certain shares issuable upon exercise of the warrants referenced in Item 2(a), each of which is subject to a 9.9% blocker provision.)*

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 9.9%*

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

*See Item 4 of this Schedule.

Page 2 of 7 Pages

Item 1(a).                        Name of Issuer:EasyLink Services International Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6025 The Corners Parkway, Suite 100
Norcross, Georgia  30092

Item 2(a).                        Name of Person Filing:

This Schedule is being filed by JGD Management Corp. (“JGD”), a Delaware corporation, with respect to:

(i)  572,121 shares of Common Stock (which consist of (a) 278,459 shares of Common Stock and (b) warrants to purchase 293,662 shares of Common Stock) directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 1,704,566 shares of Common Stock (which consist of (a) 827,369 shares of Common Stock and (b) warrants to purchase 877,197 shares of Common Stock) directly owned by York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”);

(iii) 619,673 shares of Common Stock (which consist of (a) 297,592 shares of Common Stock and (b) warrants to purchase 322,081 shares of Common Stock) directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(iv) 516,764 shares of Common Stock (which consist of (a) 230,585 shares of Common Stock and (b) warrants to purchase 286,179 shares of Common Stock) directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”);

(v) 730,883 shares of Common Stock (which consist of (a) 351,964 shares of Common Stock and (b) warrants to purchase 378,919 shares of Common Stock) directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);

(vi) 1,108,278 shares of Common Stock (which consist of (a) 494,524 shares of Common Stock and (b) warrants to purchase 613,754 shares of Common Stock) directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”);

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(vii) 48,315 shares of Common Stock directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value Master”); and

(viii) 136,397 shares of Common Stock (which consist of (a) 66,297 shares of Common Stock and (b) warrants to purchase 70,100 shares of Common Stock) directly owned by a managed account (the “Managed Account”).

The general partners of each of York Capital, York Investment, York Select, York Credit Opportunities, York Select Master, York Credit Opportunities Master and York Global Value Master have delegated certain investment advisory and administrative duties of such funds to JGD.  In addition, JGD manages the Managed Account.  Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule. See Item 4 of this Schedule.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of JGD is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

Item 2(c).                        Citizenship:

The place of organization of JGD is Delaware.

Item 2(d).                        Title of Class of Securities: Class A Common Stock, par value $0.01 per share

Item 2(e).                        CUSIP Number: 277858106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.                            Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	2,597,657

(b) Percent of class:	9.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	2,597,657

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	2,597,657

(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and after giving effect to the Blocker Provisions (as defined below) in the warrants beneficially owned by JGD.  The percentage of ownership described above is based on an aggregate of 26,238,960 shares of Common Stock, which consist of (i) 26,236,408 shares of Common Stock outstanding as of May 19, 2009, as reported by the issuer, and (ii) 2,552 shares of Common Stock issuable to JGD if JGD were to exercise all of its warrants to purchase shares of Common Stock, subject to the restriction under the Blocker Provisions in such warrants.

Each of the warrants to purchase shares of Common Stock contains a provision that prohibits the exercise thereof if after such exercise, the holder of the warrant and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own more than 9.9% of the outstanding Common Stock (such provision, the “Blocker Provision”).  If the Blocker Provision were not in effect with respect to each of the warrants, JGD would beneficially own 5,436,997 shares of Common Stock in the aggregate, consisting of (i) 2,595,105 shares of Common Stock and (ii) warrants to purchase 2,841,892 shares of Common Stock, which would collectively comprise 18.7% of the outstanding Common Stock.  This percentage of ownership is based on an aggregate of 29,078,300 shares of Common Stock, which consist of (i) 26,236,408 shares of Common Stock outstanding as of May 19, 2009, as reported by the issuer, and (ii) 2,841,892 shares of Common Stock issuable to JGD if JGD were to exercise all of its warrants to purchase shares of Common Stock.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Master, York Credit Opportunities Master, York Global Value Master or the Managed Account, as the case may be, all of which are the advisory clients of JGD.  JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                            Notice of Dissolution of Group.

Not Applicable.

Page 6 of 7 Pages

Item 10.                           Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2009
JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

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